AMENDED
APPENDIX B

Custody Agreement Between
The Huntington National Bank and Valued Advisers Trust

Series of the Trust

Golub Group Equity Fund

TEAM Asset Strategy Fund

Geier Strategic Total Return Fund

Cloud Capital Strategic Large Cap Fund

Cloud Capital Strategic Mid Cap Fund

Cloud Capital Strategic Small Cap Fund

Angel Oak Multi-Strategy Income Fund

Longview Global Allocation Fund